SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under
the Securities Exchange Act of 1934

U.S. LABORATORIES INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

90333T 10 5
(CUSIP Number)

Dickerson C. Wright
7895 Convoy Court, Suite 18
San Diego, California 92111
(858) 715-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
J. Jay Herron, Esq.
O’Melveny & Myers LLP
114 Pacifica
Suite 100
Irvine, California 92618

August 8, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90333T 10 5	13D	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) DICKERSON C. WRIGHT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*: PF (See Item 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

	7.	SOLE VOTING POWER -0-

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 1,809,852[1] (See Item 4)

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 1,809,852[1] (See Item 4)

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,809,852[1]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 34.0%[2]

14.	TYPE OF REPORTING PERSON IN

*	See Instructions Before Filling Out!
[1]	Includes 75,755 shares of the issuer’s common stock issuable upon exercise of options exercisable within 60 days of the date hereof.
[2]	Based upon an aggregate of 5,241,645 shares of the issuer’s common stock outstanding as of August 27, 2002.

CUSIP No. 90333T 10 5	13D	Page 3 of 9 Pages

Item 1.    Security and Issuer

This Amendment No. 1 amends the Statement on Schedule 13D (the “Schedule 13D”) filed on February 23, 1999 with the Securities and Exchange Commission with respect to shares of Common Stock, par value $0.01 per share (“Common Stock”), of U.S. Laboratories Inc., a Delaware corporation (the “Issuer”), by Dickerson C. Wright.

The Schedule 13D is hereby amended to read in its entirety as follows:

Item 2.    Identity and Background.

(a)  This Statement on Schedule 13D is being filed on behalf of Dickerson C. Wright (the “Reporting Person”).

(b)  The Reporting Person’s business address is 7895 Convoy Court, Suite 18, San Diego, California 92111.

(c)  The Reporting Person is the Chairman of the Board, Chief Executive Officer and President of the Issuer.

(d)  The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

All of the shares of the Common Stock beneficially owned by the Reporting Person were acquired by him either (i) prior to the Issuer’s initial public offering, (ii) through stock, option and warrant grants from the Issuer and the exercise of options and warrants, and (iii) in open market purchases. All costs associated with these acquisitions were paid by the Reporting Person using personal funds.

Item 4.    Purpose of Transaction.

The Reporting Person acquired the Common Stock beneficially owned by him for investment purposes.

On August 8, 2002, the Issuer, Bureau Veritas, S.A., a société anonyme organized under the laws of the French Republic (“Parent”), and Voice Acquisition Corp., a Delaware corporation and indirect wholly-owned subsidiary of Parent ( “Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for the commencement by Purchaser

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of a tender offer to purchase for cash all of the outstanding Common Stock of the Issuer (the “Shares”) at a price of $14.50 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), and, following the purchase of the Shares pursuant to the Offer, a merger (the “Merger”) of Purchaser into the Issuer. In addition, the Issuer agreed to cause each then outstanding option to purchase Shares (the “Issuer Options”) to be canceled by the Issuer in consideration of the payment to the holders of the Issuer Options of cash in an amount equal to the excess, if any, of $14.50 per Share over the per Share exercise price of such options, multiplied by the number of Shares underlying such Issuer Options.

Merger Agreement

The Merger Agreement provides, among other things, as follows:

•
Subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, promptly upon the purchase of not less than a majority of the outstanding Shares on a fully diluted basis pursuant to the Offer, Purchaser will be entitled to designate a majority of the Board of Directors of the Issuer.

•
At the request of Purchaser, the Issuer will either increase the size of the Board or exercise its best efforts to secure the resignations of all its incumbent directors other than (i) three of the current directors who are not employees of the Issuer or stockholders, affiliates or employees of Parent or Purchaser and (ii) any other director Parent may designate. In such event, the Issuer shall cause Purchaser’s designees to be elected as necessary to provide Purchaser with a majority of the members of the Board of Directors.

•
Until the effective time of the Merger, the Board will have at least three directors who are neither employees of the Issuer nor designees, stockholders or affiliates of Parent or Parent’s affiliates (the “Independent Directors”); provided, further, that if fewer than three Independent Directors remain, the remaining Independent Directors will be entitled to designate a person or persons to fill the vacancy, and if no Independent Directors remain, the other directors will designate three persons to fill the vacancies who are not officers or affiliates of Parent or Parent’s affiliates, and such persons will be deemed to be Independent Directors.

•
Prior to the effective time of the Merger, the affirmative vote of a majority of the Independent Directors will be required to (i) amend or terminate the Merger Agreement on behalf of the Issuer, (ii) extend the time for performance of Parent’s or Purchaser’s obligations under the Merger Agreement or waive any of the Issuer’s rights or remedies thereunder, or (iii) for the Issuer to take any other action in connection with the Merger Agreement or the transactions contemplated thereby which affects the interests of the stockholders of the Issuer.

Purchaser has informed the Issuer that, following the consummation of the Merger, it intends to cause the Issuer’s Shares to cease to be authorized or to be quoted on the Nasdaq National Market and to terminate the registration of the Shares pursuant to Section 12(g)(4) of the Exchange Act.

CUSIP No. 90333T 10 5	13D	Page 5 of 9 Pages

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, the Reporting Person entered into a Tender and Support Agreement with Parent and Purchaser (the “Tender and Support Agreement”) containing, among others, the provisions set forth below.

•
Tender of Shares.    The Reporting Person has agreed to tender (and not withdraw) all of his Shares pursuant to and in accordance with the terms of the Offer not later than the fifth business day after commencement of the Offer, or if the Reporting Person has not received the offering materials by such time, within two business days following receipt of such materials. The Shares subject to the Tender and Support Agreement include any Shares acquired by the Reporting Person after the date of the agreement and prior to the earlier of the effective time of the Merger or the termination of the Reporting Person’s obligations under the agreement, including any Shares acquired by means of purchase, dividend or distribution, or issued upon the exercise of any warrants or options, or the conversion of any convertible securities or otherwise.

•
Transfer of Shares.    The Reporting Person has agreed that during the term of the Tender and Support Agreement, he will not (a) except as provided in such agreement, sell, transfer, pledge, encumber, assign or otherwise dispose of or transfer any of his Shares or any interest therein, or (b) enter into a voting agreement or arrangement with respect to his Shares or grant any proxy or power of attorney with respect to his Shares.

•
Voting of Shares and Grant of Proxy.    The Reporting Person has agreed to vote his Shares in any vote of the Issuer’s stockholders in favor the Merger and the Merger Agreement and against any action or agreement that would impede the Merger or the Offer. The Reporting Person has also granted to, and appointed Frank Piedelièvre and François Tardan, in their respective capacities as officers and directors of Parent, his proxy and attorney-in-fact (with full power of substitution) during the term of the Tender and Support Agreement, for and in the name, place and stead of the Reporting Person, to vote his Shares, or grant a consent or approval with respect to such Shares, in connection with any meeting of the stockholders of the Issuer called for such purpose, (i)in favor of the Merger and Merger Agreement, and (ii)against any Acquisition Proposal (as defined in the Merger Agreement) or any action or agreement that which would impede, delay, interfere with or prevent the Merger, including any other extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer, any material change in the present capitalization or dividend policy of the Issuer or any action or agreement that would result in a breach of any representation, warranty or covenant of the Issuer in the Merger Agreement. The proxy is coupled with an interest, and the Reporting Person has declared it to be irrevocable.

•	Termination of Tender and Support Agreement. The Tender and Support Agreement and the Reporting Person’s obligations thereunder terminate in the event that the Merger Agreement is terminated.

CUSIP No. 90333T 10 5	13D	Page 6 of 9 Pages

Other Agreements

In addition, the Reporting Person, Purchaser and Bureau Veritas Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of the Parent, have entered into a Contingent Payment Agreement, dated as of August 8, 2002 (the “Contingent Payment Agreement”), pursuant to which $5,000,000 of the consideration otherwise payable to the Reporting Person in respect of his Shares (the “Escrowed Amount”) will be deposited upon the consummation of the Offer in an escrow pursuant to an Escrow Agreement. Under the Contingent Payment Agreement, the Reporting Person will be entitled to receive all or a portion of the Escrowed Amount based on the earnings before interest and taxes of the Issuer for the year ending December 31, 2002, as calculated pursuant to the Contingent Payment Agreement (“EBIT”). The Reporting Person will receive the entire Escrowed Amount if the Issuer’s EBIT exceeds $8.5 million and will receive none of the Escrowed Amount if the Issuer’s EBIT is less than $8.0 million. Between these amounts, the Reporting Person will receive a portion of the Escrowed Amount in accordance with a schedule set forth in the Contingent Payment Agreement.

The Reporting Person, at the request of Parent, and the Issuer have also entered into an employment agreement, dated as of August 8, 2002 (the “Employment Agreement”), which will become effective upon the consummation of the Offer.

The Merger Agreement, the Tender and Support Agreement, the Contingent Payment Agreement and the Employment Agreement are filed herewith or incorporated by reference herein. The descriptions of the Merger Agreement, the Tender and Support Agreement, the Contingent Payment Agreement and the Employment Agreement set forth above do not purport to be complete and are qualified in their entirety by reference to the provisions of such agreements.

Item 5.    Interest in Securities of the Issuer

The information set forth in Item 4 above is hereby incorporated by reference.

(a)  The Issuer has informed the Reporting Person that as of August 27, 2002 there were 5,241,645 shares of Common Stock outstanding. The Reporting Person beneficially owns an aggregate of 1,809,852 Shares, of which 75,755 Shares are issuable upon exercise of Issuer Options exercisable within 60 days of the date hereof. As such, the Reporting Person beneficially owns Shares of Common Stock representing approximately 34.0% of the total number of Shares of Common Stock currently outstanding. In addition, the Reporting Person holds Issuer Options to purchase 66,245 Shares that will not by their terms become exercisable within 60 days of the date hereof. Pursuant to the terms of the Merger Agreement, each such option unexercised and outstanding immediately prior to the consummation of the Offer shall upon consummation of the Offer, without regard to limitations on exercisability, be cancelled in exchange for a cash payment to the Reporting Person in an amount equal to the excess (determined with respect to each such option), if any, of $14.50 over the aggregate exercise price per share.

CUSIP No. 90333T 10 5	13D	Page 7 of 9 Pages

(b)  Subject to the provisions of the Tender and Support Agreement, the Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of, all 1,809,852 Shares beneficially owned by him.

(c)  Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d)  Subject to the provisions of the Tender and Support Agreement, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 above is hereby incorporated by reference.

Other than as set forth in this Schedule 13D and standard option agreements of the Issuer governing the Issuer Options held by the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any of the Common Stock beneficially owned by the Reporting Person.

Item 7.    Material to be Filed as Exhibits.

1.  Agreement and Plan of Merger, dated as of August 8, 2002, by and among Bureau Veritas, S.A., Voice Acquisition Corp. and U.S. Laboratories Inc. (incorporated by reference to Exhibit 2.1 to U.S. Laboratories Inc.’s Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2002).

2.  Tender and Support Agreement, dated as of August 8, 2002, by and among Bureau Veritas, S.A., Voice Acquisition Corp. and Dickerson Wright (incorporated by reference to Exhibit 99.1 to U.S. Laboratories Inc.’s Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2002).

3.  Contingent Payment Agreement, dated as of August 8, 2002, by and among Bureau Veritas Holdings, Inc., Voice Acquisition Corp. and Dickerson Wright (incorporated by reference to Exhibit 99.2 to U.S. Laboratories Inc.’s Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2002).

4.  Employment Agreement, dated as of August 8, 2002, by and between U.S. Laboratories Inc. and Dickerson Wright (incorporated by reference to Exhibit 99.3 to U.S. Laboratories Inc.’s Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2002).

CUSIP No. 90333T 10 5	13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DICKERSON C. WRIGHT, an individual

/s/ DICKERSON C. WRIGHT

Dated: August 27, 2002

CUSIP No. 90333T 10 5	13D	Page 9 of 9 Pages

EXHIBIT INDEX

1.  Agreement and Plan of Merger, dated as of August 8, 2002, by and among Bureau Veritas, S.A., Voice Acquisition Corp. and U.S. Laboratories Inc. (incorporated by reference to Exhibit 2.1 to U.S. Laboratories Inc.’s Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2002).

2.  Tender and Support Agreement, dated as of August 8, 2002, by and among Bureau Veritas, S.A., Voice Acquisition Corp. and Dickerson Wright (incorporated by reference to Exhibit 99.1 to U.S. Laboratories Inc.’s Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2002).

3.  Contingent Payment Agreement, dated as of August 8, 2002, by and among Bureau Veritas Holdings, Inc., Voice Acquisition Corp. and Dickerson Wright (incorporated by reference to Exhibit 99.2 to U.S. Laboratories Inc.’s Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2002).

4.  Employment Agreement, dated as of August 8, 2002, by and between U.S. Laboratories Inc. and Dickerson Wright (incorporated by reference to Exhibit 99.3 to U.S. Laboratories Inc.’s Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2002).